Filed by FairPoint Communications, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended Subject Company: FairPoint Communications, Inc. Exchange Act File No.: 001-32408 The following communication from Paul Sunu, Chief Executive Officer of FairPoint Communications, Inc., was first made available to FairPoint Communications, Inc. employees on December 5, 2016:   Paul Sunu To: All FairPoint Employees Date: December 5, 2016 Re: Agreement to be Acquired by Consolidated Communications, Inc. I am pleased to announce that this morning we issued a public press release indicating we have entered into a definitive agreement to be acquired by Consolidated Communications, Inc., a publicly traded communications company headquartered in Mattoon, Illinois. Today’s announcement acknowledges the hard work of the FairPoint team. We have developed an outstanding operating platform by overcoming significant challenges over these past six years. We operate in a consolidating industry and I believe that the combination of our talents and resources with Consolidated will position the new company for greater success. Following the closing of the transaction, the company is positioned to operate the 9th largest fiber footprint in the country providing services in 24 states. We expect by leveraging our combined resources we will be able to accelerate our plans for new and innovative products and services and continue our pursuit to deliver outstanding service to our business and residential communications customers. We expect the customary approval process to take as long as six months, and transition plans are being developed as we work towards a mid-2017 closing date. I understand all of you will have questions, and we will share details when they are available. You can access the public press release and an employee frequently asked questions document on the home page of the employee portal. In addition, we have created a public landing page at www.fairpoint.com/consolidated to which customers and other external constituents can be directed. Both of these repositories will be updated as new information becomes available. In the meantime, it is critical that we continue to operate the business and remain focused on delivering exceptional service in all aspects of our work. Thank you for your dedication to our customers, and I look forward to providing regular updates in the coming months. Paul H. Sunu Chief Executive Officer              Safe Harbor    The Securities and Exchange Commission (“SEC”) encourages companies to disclose forward‐looking  information so that investors can better understand a company’s future prospects and make informed  investment decisions.  Certain statements in this filing are forward‐looking statements and are made  pursuant to the safe harbor provisions of the Securities Litigation Reform Act of 1995.  These forward‐ looking statements reflect, among other things, current expectations, plans, strategies, and anticipated  financial results of the Consolidated Communications Holdings, Inc. (“Consolidated”) and FairPoint  Communications, Inc. (“FairPoint”), both separately and as a combined entity.  There are a number of  risks, uncertainties, and conditions that may cause the actual results of Consolidated and FairPoint, both  separately and as a combined entity, to differ materially from those expressed or implied by these  forward‐looking statements.  These risks and uncertainties include the timing and ability to complete  the proposed acquisition of FairPoint by Consolidated, the expected benefits of the integration of the  two companies and successful integration of FairPoint’s operations with those of Consolidated and  realization of  the synergies from the integration, as well as a number of factors related to the respective  businesses of Consolidated and FairPoint, including economic and financial market conditions generally  and economic conditions in Consolidated’s and FairPoint’s service areas; various risks to stockholders of  not receiving dividends and risks to Consolidated’s ability to pursue growth opportunities if Consolidated  continues to pay dividends according to the current dividend policy; various risks to the price and  volatility of Consolidated’s common stock; changes in the valuation of pension plan assets; the  substantial amount of debt and Consolidated’s ability to repay or refinance it or incur additional debt in  the future; Consolidated’s need for a significant amount of cash to service and repay the debt and to pay  dividends on the common stock; restrictions contained in the debt agreements that limit the discretion of management in operating the business; legal or regulatory proceedings or other matters that impact  the timing or ability to complete the acquisition as contemplated, regulatory changes, including changes  to subsidies, rapid development and introduction of new technologies and intense competition in the  telecommunications industry; risks associated with Consolidated’s possible pursuit of acquisitions;  system failures; losses of large customers or government contracts; risks associated with the rights‐of‐ way for the network; disruptions in the relationship with third party vendors; losses of key management  personnel and the inability to attract and retain highly qualified management and personnel in the  future; changes in the extensive governmental legislation and regulations governing  telecommunications providers and the provision of telecommunications services; telecommunications  carriers disputing and/or avoiding their obligations to pay network access charges for use of  Consolidated’s and FairPoint’s network; high costs of regulatory compliance; the competitive impact of  legislation and regulatory changes in the telecommunications industry; liability and compliance costs  regarding environmental regulations; the possibility of disruption from the integration of the two  companies making it more difficult to maintain business and operational relationships; the possibility  that the acquisition is not consummated, including, but not limited to, due to the failure to satisfy the  closing conditions; the possibility that the merger may be more expensive to complete than anticipated,  including as a result of unexpected factors or events; and diversion of management’s attention from  ongoing business operations and opportunities.  A detailed discussion of risks and uncertainties that  could cause actual results and events to differ materially from such forward‐looking statements are  discussed in more detail in Consolidated’s and FairPoint’s respective filings with the SEC, including  the  Annual Report on Form 10‐K of Consolidated for the year ended December 31, 2015, which was filed  with the SEC on February 29, 2016, under the heading “Item 1A—Risk Factors,” and the Annual Report  on Form 10‐K of FairPoint for the year ended December 31, 2015, which was filed with the SEC on  March 2, 2016, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10‐Q  and 8‐K and other filings made with the SEC by each of Consolidated and FairPoint. Many of these  circumstances are beyond the ability of Consolidated and FairPoint to control or predict.  Moreover,  forward‐looking statements necessarily involve assumptions on the part of Consolidated and FairPoint.   These forward‐looking statements generally are identified by the words “believe”, “expect”,  “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will  continue” or similar expressions.  Such forward‐looking statements involve known and unknown risks,  uncertainties and other factors that may cause actual results, performance or achievements of  Consolidated and FairPoint, and their respective subsidiaries, both separately and as a combined entity  to be different from those expressed or implied in the forward‐looking statements.  All forward‐looking  statements attributable to us or persons acting on the respective behalf of Consolidated or FairPoint are  expressly qualified in their entirety by the cautionary statements that appear throughout this filing.   Furthermore, forward‐looking statements speak only as of the date they are made.  Except as required  under the federal securities laws or the rules and regulations of the SEC, each of Consolidated and  FairPoint disclaim any intention or obligation to update or revise publicly any forward‐looking  statements.  You should not place undue reliance on forward‐looking statements.    Important Merger Information and Additional Information    This communication does not constitute an offer to sell or the solicitation of an offer to buy any  securities or a solicitation of any vote or approval.  In connection with the proposed transaction,  Consolidated and FairPoint will file relevant materials with the SEC.  Consolidated will file a Registration  Statement on Form S‐4 that includes a joint proxy statement of Consolidated and FairPoint and which  also constitutes a prospectus of Consolidated.  Consolidated and FairPoint will mail the final joint proxy  statement/prospectus to their respective stockholders.  Investors are urged to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will  contain important information.  The joint proxy statement/prospectus and other relevant documents  that have been or will be filed by Consolidated and FairPoint with the SEC are or will be available free of  charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to  Consolidated Communications Holdings, Inc., 121 South 17th Street, Mattoon, IL 61938, Attention:  Investor Relations or to FairPoint Communications, Inc., 521 East Morehead Street, Suite 500, Charlotte,  North Carolina 28202, Attention: Secretary.     Consolidated, FairPoint and certain of their respective directors, executive officers and other members  of management and employees may be considered participants in the solicitation of proxies in  connection with the proposed transaction.  Information about the directors and executive officers of  Consolidated is set forth in its definitive proxy statement, which was filed with the SEC on March 28,  2016. Information about the directors and executive officers of FairPoint is set forth in its definitive  proxy statement, which was filed with the SEC on March 25, 2016.  These documents can be obtained  free of charge from the sources listed above. Investors may obtain additional information regarding the  interests of such participants by reading the joint proxy statement/prospectus Consolidated and  FairPoint will file with the SEC when it becomes available.